FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 27, 2009 regarding Hitachi’s merger with subsidiary to strengthen networking business

2.	Press release dated April 27, 2009 regarding integration of business operations of NEC Electronics and Renesas Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date April 28, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

Hitachi to Merge Subsidiary to Strengthen Networking Business

Tokyo, April 27, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has decided to merge wholly-owned subsidiary Hitachi Communication Technologies, Ltd. on July 1, 2009.

This merger is geared toward strengthening Hitachi’s value proposition, technological and system integration capabilities relating to Next Generation Networks (NGNs). Hitachi has positioned this area as a key focus of its Social Innovation Business and believes future growth can be realized by bringing together the related businesses of both companies. Hitachi provides solutions and services, including IP networks and video distribution systems for communications carriers, while Hitachi Communication Technologies excels in highly reliable, high-speed and large-capacity processing technologies, namely telephone exchange equipment, mobile phone base stations and other mobile products, and optical networking products. Leveraging the expertise in building large-scale systems for social infrastructure that Hitachi has gained in power systems, transportation systems and other areas will allow the company to comprehensively provide solutions, services and products that are safe, secure, highly reliable and unmatched.

1. Objective of the Merger

Hitachi established Hitachi Communication Technologies in October 2002 by carving out its Telecommunication Systems Division and integrating with Hitachi Telecom Technologies, Ltd., a wholly-owned subsidiary, which has developed and manufactured communications equipment such as PBX- and IP-related products for corporate customers. The primary goals behind the integration of operations were consolidating and fusing communications technology resources to bolster development capabilities, speed up operations and improve management efficiency. Since then, Hitachi Communication Technologies has concentrated on developing new products and building new businesses mainly in the mobile, broadband and IP telephony fields. These efforts have been conducted under a stable and efficient management structure that has put greater priority on some businesses, such as focusing on these aforementioned fields. Through this approach, Hitachi Communication Technologies has built a solid customer base in Japan and overseas.

However, the operating environment surrounding the networking business has begun to see a rapid shift toward IP technology-based NGNs, against the backdrop of further expansion in the mobile market, and the broadband market, namely FTTH (Fiber To The Home). As a result, this trend has made it increasingly important to fuse computer and communications technologies, centered on IP technology, in addition to capturing synergies by fostering collaboration among solutions, services and product businesses. Furthermore, in order to expand the networking business globally, combined with strengthening corporate governance, resources in the sales, system engineering and product development engineering, it is critically important these areas are fully optimized.

To respond to these conditions, Hitachi decided to integrate Hitachi Communication Technologies as a means to fully optimize the networking business-related sales, solutions and services, communications network products and other organizations in Hitachi’s Information & Telecommunication Systems Group. This move should establish a solid networking business structure within the Hitachi Group as the basis for developing a stronger and more competitive business worldwide.

2. Position of the Networking Business in the Hitachi Group

Currently, the Hitachi Group is increasing its focus on the Social Innovation Business. This business provides social infrastructure supported by Hitachi’s unmatched, distinctive strengths in highly reliable and highly efficient information and communications technology, including global technological capabilities and many years of experience and expertise.

The networking business will help drive expansion in the Social Innovation Business through the strengthening of Hitachi’s value proposition, technological and system integration capabilities in NGNs. These are seen as part of the social infrastructure, to meet customers’ diverse needs, including for technologies that address environmental themes and technologies that are more reliable, faster and can handle greater capacity, particularly for communications carriers. Along with expanding NGNs, the networking business is an increasingly important business for supporting the Hitachi Group’s power systems, transportation systems and other social infrastructure businesses.

3. Hitachi Group Networking Business Strategy

The main business domains targeted by the Hitachi Group are the communications carrier field, including systems solutions and services as well as products for NGNs. The business field, including corporate networking solutions, services and products for various industries; and new fields (life community), such as the convergence of broadcasting and communications are expected to grow due to the linking of NGNs and home networks. The Hitachi Group will provide solutions and services, which are supported by storage, server, middleware and others, and products for these business domains, and in doing so will contribute to the creation of NGNs as a new element of social infrastructure.

This primary goal for this merger is to strengthen the networking business structure while achieving business development with communications carriers, business and life community fields. In the carrier field, Hitachi will concentrate on providing the service platforms for building and expanding NGNs, as well as focusing on optical and IP networks, mobile base stations and other products. In the business field, Hitachi will continue to strengthen corporate networking solutions and services and product businesses that support innovations in work approaches aimed at increasing corporate productivity.

Moreover, the future in the life community field, broadcasting and communications convergence market, such as optical network-based IP-enabled TVs, is expected to expand due to the linking of NGNs and home networks. This merger seeks to capitalize on the Hitachi Group’s collective capabilities to establish a highly profitable business model that will provide high-value-added solutions, services and products in this field. As a significant player in NGN business market in Japan, a competitive market, the company is well poised to leverage its experience and expertise in this area and do the same on a global basis.

4. Overview of Merger

4-1. Schedule

April 27, 2009 (Monday)	Decision on merger
April 27, 2009 (Monday)	Conclusion of Merger Agreement
July 1, 2009 (Wednesday)	Effective date of merger

(Note) Hitachi will not seek shareholder approval for this merger because this is a simplified merger pursuant to Article 796, Paragraph 3 of the Corporate Law of Japan, and Hitachi Communication Technologies will not seek shareholder approval because this is a short-form merger pursuant to Article 784, Paragraph 1 of the Corporation Law.

4-2. Merger Method

Under this merger, Hitachi as the continuing company will merge with Hitachi Communication Technologies, which will be dissolved.

4-3. Treatment of the Stock Acquisition Rights and Bonds With Stock Acquisition Rights of the Company to Be Dissolved

Hitachi Communication Technologies has not issued stock acquisition rights or bonds with stock acquisition rights.

5. Outline of the Merging Companies

(As of March 31, 2008)

Name	Hitachi, Ltd. (Continuing company)	Hitachi Communication Technologies, Ltd. (Company to be dissolved)

Business	Development, manufacture and sale of information systems, electronic devices, power and industrial systems, consumer products	Design and manufacture of information and communication systems, and sales and services in Japan and overseas

Established	February 1, 1920	April 1, 1964

Head office	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo	26-3, Minami Oi 6-chome, Shinagawa-ku, Tokyo

President	Takashi Kawamura, Representative Executive Officer, Chairman, President and Chief Executive Officer	Yoshihiko Miyano, President and Chief Executive Officer

Capital	282,033 million yen	3,000 million yen

Shares outstanding	3,368,126,056 shares	50,085,760 shares

Stockholders’ equity	2,170,612 million yen (consolidated base)	24,769 million yen (non-consolidated base)

Total assets	10,530,847 million yen (consolidated base)	64,749 million yen (non-consolidated base)

Fiscal year end	March 31	March 31

Main shareholders and their holdings	NATS CUMCO 9.20% State Street Bank and Trust Company 7.77% The Master Trust Bank of Japan, Ltd. 6.20%	Hitachi, Ltd. 100%

(Note) The name and position of Hitachi’s representative corporate officer is as of April 1, 2009.

6. Status of Hitachi After the Merger

There will be no change in Hitachi’s corporate name, business activities, head office, president, capital or fiscal year.

7. Outlook

This merger will have no effect on Hitachi’s consolidated operating results since the merger is with a wholly-owned subsidiary of Hitachi.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

NEC Electronics and Renesas to Integrate

Business Operations

Establishment of the World’s Third Largest Semiconductor Company

KAWASAKI, Japan, TOKYO, Japan, April 27, 2009 — NEC Electronics Corporation (NEC Electronics; TSE: 6723), Renesas Technology Corp. (Renesas), NEC Corporation (NEC; TSE: 6701), Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE: HIT), and Mitsubishi Electric Corporation (Mitsubishi Electric; TSE: 6503) today agreed to enter into negotiations to integrate business operations at NEC Electronics and Renesas.

1. Background and goals of business integration

NEC Electronics was established in 2002, separating from NEC, and Renesas was established in 2003, integrating semiconductor units at Hitachi and Mitsubishi Electric. Both as leading semiconductor companies, NEC Electronics and Renesas provide a wide variety of semiconductor solutions, primarily specializing in microcontroller units (MCUs). In light of fierce global competition in the semiconductor market, NEC Electronics and Renesas have agreed to explore the possibility of business integration in order to further strengthen their business foundations and technological assets while increasing corporate value through enhanced customer satisfaction.

By integrating the world’s two largest MCU suppliers (*1), the new company will provide one of the most competitive MCU product lineups throughout the world.

NEC Electronics and Renesas both focus on the fast-growing field of system-on-chip (SoCs) products. NEC Electronics is a leading producer of SoCs for digital consumer electronics, while Renesas is a well established manufacturer of SoCs for mobile phones and automotive applications. By reinforcing the companies’ respective strengths and development resources the new company will provide globally competitive SoC products.

In terms of the discrete semiconductor business, both companies will define strategies to enhance the competitiveness of analog and discrete products that generate synergies with MCUs.

The new integrated company will have three major product groups, MCUs, SoCs, and discrete products, and will become the world’s third-largest semiconductor business. The new company will select and focus on the development of projects covering a diverse range of fields and will expand its comprehensive lineup of globally competitive products.

In order to address the ongoing challenges of the current economic downturn, NEC Electronics and Renesas will each execute structural reform plans in order to strengthen their business frameworks. Upon completion of these structural reforms, the two companies will integrate their operations to achieve synergies and boost profitability. This integration will result in the establishment of a powerful new semiconductor company that is capable of consistently achieving high earnings and maintaining the ability to withstand changing market conditions.

2. Corporate structure following integration

The preconditions for holding future negotiations are to integrate business operations on April 1, 2010, and to maintain public listing for the new company.

To ensure fairness and equitability, the ownership ratio of the integrated company will be decided and announced before the conclusion of the integration contract through negotiations between NEC Electronics and Renesas, based on scheduled due diligence. The new company will announce the company name, the location of its headquarters, the corporate representative, the board members, capitalization, total assets, and financial forecasts following the integration.

3. Schedule moving forward

NEC Electronics and Renesas plan to sign an agreement at the end of July, 2009 to integrate their business operations. The dates and details of the extraordinary general meetings of shareholders for NEC Electronics and Renesas to consider approval of the integration are to be announced following the signing of the agreement.

Implementation of the planned business integration is conditional upon authorization of the integration by the relevant government agencies.

4. Outline of NEC Electronics and Renesas Technology

(1)	Company Name	NEC Electronics Corporation	Renesas Technology Corp.

(2)	Major Operations	R&D, manufacture, sale, and servicing of semiconductor devices mainly on system LSIs	Development, design, manufacture, sale, and servicing of SoC products such as MCUs, logic devices, and analog devices; discrete semiconductor products; and memory products such as SRAM

(3)	Established	November 1, 2002	April 1, 2003

(4)	Headquarters	Kawasaki City, Kanagawa Prefecture, Japan	Chiyoda-ku, Tokyo, Japan

(5)	Representative	Toshio Nakajima, President and CEO	Katsuhiro Tsukamoto, Representative Director, Chairman Yasushi Akao, Representative Director, President

(6)	Capital	¥85.955 billion (As of March 31, 2009)	¥77 billion (As of March 31, 2009)

(7)	Number of Stocks Issued	123.5 million (As of March 31, 2009)	5.54 million (As of March 31, 2009)

(8)	Net Assets	¥224.817 billion (Consolidated, As of Sept. 30, 2008)	¥333.052 billion (Consolidated, As of Sept. 30, 2008)

(9)	Total Assets	¥622.047 billion (Consolidated, As of Sept. 30, 2008)	¥840.343 billion (Consolidated, As of Sept. 30, 2008)

(10)	End of FY	March 31	March 31

(11)	Employees	22,500 (Consolidated, As of March 31, 2009)	25,000 (Consolidated, As of March 31, 2009)

(12)	Major Customers	Electronic equipment manufacturers, Semiconductor production equipment manufacturers, Semiconductor materials manufacturers	Electronic equipment manufacturers, Semiconductor production equipment manufacturers, Semiconductor materials manufacturers

(13)	Major Stockholders and Ownership Ratios	NEC Corporation: 65.02% Japan Trustee Services Bank, Ltd. (Trust Account from The Sumitomo Trust and Banking Co., Ltd., for retirement benefit Trust Account of NEC Corporation): 5.02%	Hitachi, Ltd.: 55% Mitsubishi Electric Corporation: 45%

(14)	Main Banks	Sumitomo Mitsui Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Ltd.

(15)	Present Relationship between Corporate Parties
	Capital Ties	Renesas owns 100 shares of stock in NEC Electronics.

	Personal Ties	No relevant items

	Business Relationship	NEC Electronics outsources some production processes to Renesas Northern Japan Semiconductor, Inc., a consolidated subsidiary of Renesas.

	Relevant Circumstances of Related Parties	No relevant items

(16)	Business Performance	(Unit: ¥1 million)
		NEC Electronics (Consolidated, US-GAAP)			Renesas (Consolidated, Japan-GAAP)
Fiscal Year Ending		March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2006	March 31, 2007	March 31, 2008
Net Sales		645,963	692,280	687,745	906,038	952,590	950,519
Operating Income (Loss)		(35,689)	(28,557)	5,094	13,124	23,482	43,592
Ordinary Income (Loss)		—	—	—	2,194	15,722	28,694
Income (Loss) before Income Taxes		(42,386)	(35,375)	(3,252)	(9,835)	13,725	28,171
Net Profit (Loss)		(98,198)	(41,500)	(15,995)	(2,470)	8,738	9,468
Net Income (Loss) Per Share (¥)		(795.13)	(336.04)	(129.52)	(493.92)	1,747.52	1,893.64
Dividend Per Share (¥)		0	0	0	—	—	—
Net Assets Per Share (¥)		2,495.98	2,146.32	1,839.20	63,354.90	65,735.31	66,623.71

Note 1: NEC Electronics’ consolidated financial information is in accordance with U.S. GAAP. However, the figure for operating income shown above represents net sales minus the cost of sales, research and development expenses, and selling, general and administrative expenses.

Note 2: The consolidated financial results of Renesas are not subject to audits based on the Financial Instruments and Exchange Law.

Note 3: Both companies will announce consolidated results for the fiscal year ended March 2009 after the financial announcements for FY 09/3 Q4.

Notes:(*1) Source: Gartner “Semiconductor Applications Worldwide Annual Market Share:

Database” 2 April 2009

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handset, PC peripheral, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has subsidiaries worldwide including NEC Electronics America, Inc. and NEC Electronics (Europe) GmbH. For additional information about NEC Electronics worldwide, visit www.necel.com.

About Renesas Technology Corp.

Renesas Technology Corp. is one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets and the world’s No.1 supplier of microcontrollers. It is also a leading provider of LCD Driver ICs, Smart Card microcontrollers, RF-ICs, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC), System-in-Package (SiP) and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 951billion JPY in FY2007 (end of March 2008). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in 17 countries with 25,000 employees worldwide. For further information, please visit http://www.renesas.com/

About NEC Corporation

NEC Corporation is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of a diversified global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide. For additional information, please visit the NEC website at: http://www.nec.com.

About Hitachi

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TSE: 6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 4,049.8 billion yen (US$ 40.5 billion*) in the fiscal year ended March 31, 2008. For more information visit: http://global.mitsubishielectric.com

*	At an exchange rate of 100 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2008

# # #